UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of May, 2021 Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

Société anonyme

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.761

(Address of principal executive and registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Change in Meeting and Record Dates for Extraordinary General Meeting of Shareholders

Atento S.A. (the “Company”) has announced that it is delaying the meeting date of the Extraordinary General Meeting originally scheduled to be held on May 31, 2021 to a new date to be determined, and in connection therewith, the Company is changing the record date of such meeting from April 8, 2021 to a new date to be determined. Once the new meeting and record dates of the Extraordinary General Meeting have been determined, the Company will issue another report on Form 6-K advising as to the new meeting and record dates of such meeting. Notwithstanding the Company’s change of the meeting and record dates for its Extraordinary General Meeting, the Company will continue to hold its Annual General Meeting on May 31, 2021, as previously announced, and the record date for such meeting will remain unchanged at April 8, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATENTO S.A.

Date: May 7, 2021	/s/ Carlos López-Abadía___________________
Carlos López-Abadía
Chief Executive Officer